UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)


                      Abigail Adams National Bancorp, Inc.
                                (Name of Issuer)


                      Common Stock par value $10 per share
                         (Title of Class of Securities)


                                   003390101
                                 (CUSIP Number)


                        Michael Kadish, Citibank, N.A.,
                425 Park Avenue, New York, NY 10043 212-559-1864
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 21, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____.




                               Page 1 of 16 Pages

                                 SCHEDULE 13D

--------------------------------                   ----------------------------
CUSIP No. 003390101                                Page    2   of   16   Pages
--------------------------------                   ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citibank, N.A.

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) _____
                                                                      (b) _____


-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 ______

      N/A
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
================================================================================
NUMBER OF      7   SOLE VOTING POWER
                         0
  SHARES       -----------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY             203,038
               ----------------------------------------------------------------
OWNED BY       9   SOLE DISPOSITIVE POWER
                         0
EACH REPORTING -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
PERSON WITH              203,038
================================================================================
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    203,038
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

                    N/A

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.3%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                    BK
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------                   ----------------------------
CUSIP No. 003390101                                Page    3   of   16   Pages
--------------------------------                   ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citicorp

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) _____
                                                                      (b) _____


-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 ______

      N/A
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
================================================================================
NUMBER OF      7   SOLE VOTING POWER
                         0
  SHARES       -----------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY             203,038
               ----------------------------------------------------------------
OWNED BY       9   SOLE DISPOSITIVE POWER
                         0
EACH REPORTING -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
PERSON WITH              203,038
================================================================================
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    203,038
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

                    N/A

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.3%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                    HC
-------------------------------------------------------------------------------



                                      Note

         This Amendment No. 4 to Schedule 13D (the "Statement") is being filed on behalf of Citibank, N.A. ("Citibank") and Citicorp ("Citicorp") with respect to 203,038 shares of the common stock, par value $10 per share (the "Common Stock"), issued by Abigail Adams National Bancorp, Inc. (the "Company"), an interest in which was acquired by Citibank in connection with its efforts to collect a debt previously extended by Citibank to certain shareholders of the Company.

         Pursuant to a Term Loan Agreement dated as of August 24, 1988, Citibank extended credit to seven shareholders (the "Borrowers") of the Company and, pursuant to a Pledge Agreement of the same date, took a security interest in 203,038 shares (the "Shares") of the Company owned by those shareholders. The Borrowers retained the right to vote the Shares in the absence of any event of default. At the time, the Shares represented approximately 71.0% of the Company's 286,000 shares of Common Stock issued and outstanding.

         Pursuant to the terms of the Pledge Agreement, upon any event of default under the Loan Agreement that remained uncured, Citibank became entitled to transfer all or any part of the Shares into the name of Citibank or its nominee, to vote all or any part of the Shares and/or to otherwise act as if Citibank were the owner of the Shares. On October 31, 1989, the Borrowers defaulted in paying interest on the loan, and on November 15, 1989, Citibank sent a formal notice of acceleration to the Borrowers. In December 1989, one of the Borrowers, Mark G. Griffin ("Griffin") became a debtor in possession under Chapter 11 of the Bankruptcy Code. At the time of his bankruptcy filing, Griffin owned 42,209 Shares and, as trustee for the benefit of his sister, legally owned and controlled another 44,785 Shares. In March and June 1990, respectively, Richard W. Naing and Maria L. Naing (together the "Naings") became debtors in possession under Chapter 11 of the Bankruptcy Code. At the time of the Chapter 11 filings, the Naings together owned and controlled 82,938 Shares. The automatic stay provisions of the Bankruptcy Code, among other things, prevented Citibank from selling the Shares owned by the bankrupt Borrowers or their estates, and from taking any act to exercise control over property of Griffin's and the Naings' bankruptcy estates. See 11 U.S.C. Section 362.

         Pursuant to a joint plan of reorganization confirmed on May 2, 1991 by the United States Bankruptcy Court for the District of Columbia with respect to the Naings, a liquidating trustee (the "Liquidating Trustee") was appointed by the court to sell shares belonging to the Naings' bankruptcy estates. The Naings' plan of reorganization required the Liquidating Trustee to cooperate with Citibank to sell the Shares belonging to the Naings' estates as part of a block with the remaining Shares of the other Borrowers but permits Citibank to sell such Shares independently of the Liquidating Trustee.

         On May 6, 1992, the United States Bankruptcy Court for the District of Maryland confirmed a plan of reorganization with respect to Griffin. Griffin's plan was substantially identical to the Naings' plan with respect to the treatment of the Shares owned by Griffin's estate except that Griffin's plan did not permit Citibank to sell such Shares independently of the Liquidating Trustee and further



                               Page 4 of 16 Pages
order of the Bankruptcy Court until certain conditions failed to occur. Although Griffin's plan provided for the appointment of a Liquidating Trustee, no Liquidating Trustee has been appointed in that case. Upon the failure of such conditions on June 30, 1992, pursuant to the terms of the Griffin plan, Citibank acquired the right to sell the Shares owned by Griffin's bankruptcy estate without court supervision or the participation or concurrence of any Liquidating Trustee.

         On April 12, 1994, Citibank executed a Stock Purchase Agreement (the "NBI Agreement"), dated as of April 11, 1994, with National Bancshares, Inc. ("NBI") pursuant to which Citibank agreed to sell to NBI a minimum of 191,932 and a maximum of 203,038 Shares. Pursuant to the terms of the NBI Agreement, the initial closing was scheduled for August 31, 1994, subject to the satisfaction of certain conditions, including, without limitation, obtaining all required regulatory approvals, and further subject to NBI's right to extend the closing date for four one-month periods on certain conditions. At the initial closing, Citibank was to sell to NBI the greater of (i) the maximum number of Shares that Citibank has the full right, power and authority to sell at such time and (ii) 191,932 Shares. During the six-month period following the initial closing, to the extent Citibank obtained the full right, power and authority to sell any remaining Shares, such Shares also were to be sold to NBI.

         After executing the Agreement, Citibank and Citicorp were informed that the Company and The First National Bank of Maryland (the "Rights Agent") entered into a Rights Agreement dated as of April 12, 1994 (the "Rights Agreement"). The terms of the Rights Agreement are described in, and a copy of the Rights Agreement is attached to, a Form 8-A dated April 12, 1994 and filed by the Company with Securities and Exchange Commission (the "Commission"). Citibank and Citicorp also were informed that on or about April 7, 1994, the board of directors of The Adams National Bank, the Company's wholly owned subsidiary, approved severance agreements for seven management officials. The terms of the severance agreements are described in, and copies of the severance agreements are attached to, a Form 8-K dated April 27, 1994 and filed by the Company with the Commission.

         Citibank and NBI entered into a Stock Purchase Agreement, as Amended, dated June 1, 1994 (the "Amended NBI Agreement"). The Amended NBI Agreement modified the NBI Agreement as described in Citibank's and Citicorp's Amendment No. 2 to Schedule 13D, filed with the Commission on or about June 3, 1994. A copy of the Amended NBI Agreement is attached as Exhibit 2 to Citibank's and Citicorp's Amendment No. 2 to Schedule 13D.

         As set forth in Citibank's and Citicorp's Amendment No. 3 to Schedule 13D, filed with the Commission on or about August 8, 1994, Citibank was informed that as of July 29, 1994, the Company and NBI had failed to enter into the Bancorp Agreement. On July 29, 1994, Citibank exercised its right to terminate the Amended NBI Agreement. Thereafter, Citibank commenced negotiations with Marshall T. Reynolds ("Mr. Reynolds") regarding an acquisition of the Shares.

         The contemplated transaction between Citibank and Mr. Reynolds required the resolution of certain alleged claims that NBI had asserted. Citibank negotiated with NBI toward a resolution of such claims. Citibank asserts that it reached an oral agreement to settle such claims on or about



                               Page 5 of 16 Pages

September 2, 1994. NBI subsequently denied that an agreement had been reached, and Citibank, on or about October 14, 1994, filed suit against NBI in the Chancery Court in and for New Castle County, Delaware (case no. 13810) seeking, among other things, to enforce the terms of the alleged oral agreement. NBI and Citibank have entered into a Standstill and Release Agreement dated as of March 30, 1995, which provides, among other things, for the resolution of NBI's alleged claims, contingent on a closing of the sale of the Shares on or before July 19, 1995, which is extended to September 19, 1995 in the event that Citibank has entered into an agreement for a sale of the Shares on or before July 19, 1995.

         Citibank and Mr. Reynolds entered into a Stock Purchase Agreement dated as of April 21, 1995 (the "Reynolds Agreement"), which provides, among other things, for a sale pursuant to the Uniform Commercial Code of a minimum of 191,932 and a maximum of 203,038 of the Shares to Mr. Reynolds and certain other parties (defined in the Reynolds Agreement as "Permitted Assignees"). A copy of the Reynolds Agreement, including all exhibits thereto, is attached hereto as
Exhibit 3. Pursuant to the Reynolds Agreement, the purchase price for the Shares is $17.00 per Share.

         Citibank is informed that on April 20, 1995, Bancorp and Rights Agent entered into a First Amendment of Rights Agreement (the "First Amendment"), which, among other things, permits the sale of the Shares to Mr. Reynolds and the Permitted Assignees without such persons being or becoming "Acquiring Persons" or "Adverse Persons" within the meaning of the Rights Agreement. Citibank is also informed that on April 20, 1995, Bancorp and Mr. Reynolds entered into an Agreement (the "Bancorp Agreement"), pursuant to which Mr. Reynolds will be required, among other things, to commence a tender offer for the purchase of all shares in Bancorp for a purchase price of $21.00 following the completion of the acquisition of the Shares pledged to Citibank. A copy of the form of the Bancorp Agreement is attached hereto as Exhibit A to the Reynolds Agreement.

         Citicorp by virtue of its direct ownership of all the outstanding capital stock of Citibank may be deemed, for purposes of the Security Exchange Act of 1934, as amended, to share the power to vote and to direct the disposition of the shares of common stock of the Company that are pledged to Citibank.

         Citibank to date has not voted any of the Shares or directed any of the Borrowers in their voting of any Shares and it has not taken any action to transfer the Shares into Citibank's name or to otherwise exercise control over the Shares or the Company. Upon consummation of the transactions that are the subject matter of the Reynolds Agreement, neither Citibank nor Citicorp are expected to have any interest in the Shares.

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, par value $10 per share, of Abigail Adams National Bancorp, Inc., whose principal executive offices are located at 1627 K Street, N.W., Washington, D.C. 20006.



                               Page 6 of 16 Pages

Item 2.  Identity and Background

         (a) - (c), (f) This Statement is being filed by Citibank, N.A., a national banking association organized under the National Bank Act of the United States of America, and Citicorp, a Delaware corporation. Citibank, a wholly owned subsidiary of Citicorp, is principally engaged in the general banking business. Citicorp is a multi-bank holding company principally engaged, through its subsidiaries, in the general financial services business.

         The names, business addresses, principal occupations and citizenship of the executive officers, directors and controlling persons of Citicorp and Citibank, as well as the addresses of their respective principal offices, are set forth on Appendix 1 attached hereto.

         (d) During the last five years, none of Citibank, Citicorp, or any of their respective officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of Citibank, Citicorp, or any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. In 1992 Citibank consented to orders issued by the Commission and the Comptroller of the Currency, without admitting or denying allegations and findings, with respect to findings that Citibank violated certain securities laws in its role as a transfer agent with respect to the proper safeguarding and destruction of cancelled securities certificates. The orders, and related facts and circumstances, were described in Current Reports on Form 8-K, dated July 21, 1992, and January 19, 1993, that Citicorp previously filed with the Commission.

Item 3.  Source and Amount of Funds or Other Consideration

         The power to sell and vote the Shares was acquired by Citibank in connection with efforts to recover payment on a loan made by Citibank to the Borrowers pursuant to the Loan Agreement and related documents (the "Loan Documents"), which loan was provided from Citibank's customary funding sources for loans. Citibank has been advised that the source of funds for the acquisition of the Shares by Mr. Reynolds and the "Permitted Assignees" (as such term is defined in the Reynolds Agreement) are their personal funds, lines of credit and loans.

Item 4.  Purpose of Transaction

         Citibank acquired the power to sell and vote the Shares pursuant to its rights under the Loan Documents, in an effort to recover payment on the loan to the Borrowers. Citibank's purpose in entering into the Reynolds Agreement is to realize upon the collateral securing the Loan and to comply with the Bank Holding Company Act.



                               Page 7 of 16 Pages

Item 5.  Interest in Securities of the Issuer

         (a), (b) Citibank controls 203,038, or 71.3%, of the 284,844 shares of the Company's issued and outstanding Common Stock. Since acquiring control of the Shares, Citibank has taken no action to exercise its powers of control under the provisions of the Pledge Agreement; i.e., it has not voted the Shares or directed the Borrowers in their voting of the Shares, and it has taken no action to transfer the Shares into its own name or to otherwise exercise control over the Shares.

         To the knowledge of Citibank and Citicorp, none of their respective executive officers or directors beneficially own any shares of Common Stock of the Company.

         (c) - (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Prior  to  April   12,   1994,   the  only   contracts,   arrangements,
understandings or relationships that Citibank had in effect with respect to securities of the Company were those in connection with the Loan Documents, which contain default and similar provisions customarily contained in secured loan documentation, the Naings' and Griffin's bankruptcy plans, and a Settlement Agreement dated as of November 16, 1993 between Citibank and the Naing Children's Trust (formerly known as the Wynmark Trust; the "Trust") and its sole trustee, Frederick P. Birks, which, among other things, reaffirmed and reinforced Citibank's rights under the Loan Documents with respect to 22,000 Shares owned by the Trust.

         On April 12, 1994, Citibank executed a Stock Purchase Agreement (the "NBI Agreement") dated as of April 11, 1994, with National Bancshares, Inc. ("NBI"), pursuant to which Citibank agreed to sell to NBI a minimum of 191,932 and a maximum of 203,038 Shares. The initial closing was scheduled for August 31, 1994, subject to the satisfaction of certain conditions, including, without limitation, obtaining all required regulatory approvals, and further subject to NBI's right to extend the closing date for four one-month periods on certain conditions. At the initial closing, Citibank was to sell to NBI the greater of
(i) the maximum number of Shares that Citibank had the full right, power and authority to sell at such time and (ii) 191,932 Shares. During the six-month period following the initial closing, to the extent Citibank obtained the full right, power and authority to sell any remaining Shares, such Shares also were to be sold to NBI.

         Effective June 1, 1994, Citibank and NBI executed a Stock Purchase Agreement, as Amended (the "Amended NBI Agreement"), modifying the terms of the NBI Agreement. A copy of the Amended NBI Agreement is attached as Exhibit 2 to Citicorp's and Citibank's Amendment No. 2 to Schedule 13D, filed with the Commission on or about June 3, 1994. The Amended NBI Agreement provided, among other things, that either party could terminate the Amended Agreement at any time prior to the execution and delivery of the "Bancorp Agreement" by NBI and the Company. The



                               Page 8 of 16 Pages

Company and NBI failed to enter into the Bancorp Agreement. On July 29, 1994, Citibank sent notice of termination of the Amended NBI Agreement to NBI.

         Effective June 30, 1994, Citibank and Barbara Blum entered into a Settlement Agreement under which Citibank and Ms. Blum settled claims under the Loan Documents. The Settlement Agreement provides, among other things, for a release of Ms. Blum's obligations under the Loan Documents. In addition, the Settlement Agreement provides for a release of Citibank's security interest in Ms. Blum's Shares and other collateral upon the satisfaction of certain conditions, including consummation of a sale of the Shares.

         Citibank and Marshall T. Reynolds ("Mr. Reynolds") entered into a Stock Purchase Agreement dated as of April 21, 1995 (the "Reynolds Agreement"), which provides, among other things, for a sale pursuant to the Uniform Commercial Code of a minimum of 191,932 and a maximum of 203,038 of the Shares to Mr. Reynolds and certain other parties (defined in the Reynolds Agreement as "Permitted Assignees"). A copy of the Reynolds Agreement, including all exhibits thereto, is attached hereto as Exhibit 3. Pursuant to the Reynolds Agreement, the purchase price for the Shares is $17.00 per Share.



                               Page 9 of 16 Pages

Item 7.  Material to be Filed as Exhibits

          1. Stock Purchase Agreement dated as of April 11, 1994, between Citibank, N.A. and National Bancshares, Inc. (previously filed with Amendment No. 1 to Citibank's and Citicorp's Schedule 13D, filed with the Commission on April 14, 1994).

          2. Stock Purchase Agreement, as Amended, dated June 1, 1994 (previously filed with Amendment No. 1 to Citibank's and Citicorp's Schedule 13D, filed with the Commission on June 3,
               1994).

          3. Stock Purchase Agreement dated as of April 21, 1995 between Citibank, N.A. and Marshall T. Reynolds, which is attached hereto as Exhibit No. 3.




                               Page 10 of 16 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the information set forth in this Statement is certified to be true, complete and correct.


Dated: April 21, 1995                                  CITIBANK, N.A.


                                                       By: /s/ Michael L. Kadish
                                                         Name: Michael L. Kadish
                                                           Title: Vice President





                               Page 11 of 16 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the information set forth in this Statement is certified to be true, complete and correct.


Dated:   April  21, 1995                               CITICORP



                                                       By: /s/ Michael L. Kadish
                                                         Name: Michael L. Kadish
                                                      Title: Assistant Secretary






                               Page 12 of 16 Pages

                                                                      Appendix 1

                                 CITIBANK, N.A.
                                 399 Park Avenue
                            New York, New York 10043

                                    CITICORP
                                 399 Park Avenue
                            New York, New York 10043

         The names of the directors and the names and titles of the executive officers of Citicorp and Citibank, N.A. and their business addresses and present principal occupations are set forth below. All of the persons listed below are citizens of the United States unless otherwise indicated. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp and Citibank, N.A.

Name, Business Address
      and Citizens                         Present Principal Occupation
----------------------                     -----------------------------

Roberta J. Arena                           Executive Vice President

Shaukat Aziz                               Executive Vice President
5 Shenton Way
UIC Building #29-00
Singapore 0106, Republic of Singapore
(Citizen of Pakistan)

James L. Bailey                            Executive Vice President

David J. Browning                          Executive Vice President

Ernst W. Brutsche                          Executive Vice President
335 Strand
London, WC2R  1LS
(Citizen of Federal Republic
of Germany)

D. Wayne Calloway*+                        Chairman and
700 Anderson Hill Road                     Chief Executive Officer of
Purchase, New York 10577                   PepsiCo, Inc.





                               Page 13 of 16 Pages

Colby H. Chandler+                         Former Chairman and CEO,
                                           Eastman Kodak Company

Pei-yuan Chia*+                            Vice Chairman

Paul J. Collins*+                          Vice Chairman

Colin Crook                                Vice President and Senior
(Citizen of the                            Technology Officer
United Kingdom)

Kenneth T. Derr+                           Chairman and
225 Bush Street                            Chief Executive Officer of
San Francisco, CA 94104                    Chevron Corporation

Alvaro A. C. de Souza                      Executive Vice President
(Citizen of Portugal)

David E. Gibson                            Executive Vice President
936 Strand
London WC2R 1HB U.K.

Dennis O. Green                            Chief Auditor

Guenther E.Greiner                         Executive Vice President
(Citizen of the Federal
Republic of Germany)

H. J. Haynes*+                             Senior Counselor
50 Beale Street                            Bechtel Group, Inc.
San Francisco, CA  94105

Michael J. Horgan                          Chairman, Credit Policy Committee

Thomas E. Jones                            Executive Vice President

Charles E. Long                            Executive Vice President, Secretary

Alan S. MacDonald                          Executive Vice President


                               Page 14 of 16 Pages

Dionisio R. Martin                          Executive Vice President
Av. de Mayo 701
1084 Buenos Aires, Argentina  1004
(Citizen of Argentina)


Robert A. McCormack                        Executive Vice President

Victor J. Menezes                          Executive Vice President
Ave De. Tervureen, 249
B-1150
Brussels, Belgium
(Citizen of India)

Lawrence R. Phillips                       Senior Human Resources Officer

John S. Reed*+                             Chairman

William H. Rhodes*+                        Vice Chairman

Rozanne L. Ridgway*+                       Co-Chair of the Atlantic
1616 H. Street, N.W. 3rd Floor             Counsel of the United States
Washington, D.C.  20006

John J. Roche                              Executive Vice President

H. Onno Ruding+                            Vice Chairman
(Citizen of Netherlands)

Hubertus M. Rukavina                       Executive Vice President
Seestrasse 25
P. O. Box 244
8021 Zurich, Switzerland
(Citizen of Argentina)

Robert B. Shapiro+                         President and Chief Operating
800 N. Lindbergh Boulevard                 Officer, Monsanto Company
St. Louis, Missouri  63167

Frank A. Shrontz*+                         Chairman and Chief Executive
7755 East  Marginal Way South              Officer of The Boeing Company
Seattle, Washington  98108


                               Page 15 of 16 Pages

Mario H. Simonsen*                          Vice Chairman, Brazilian
Praia de                                    Institute of Economics
Rio de Janeiro, RJ, Brazil                  The Getulio Vargas Foundation
(Citizen of Brazil)

Roger B. Smith+                            Former Chairman and CEO,
767 Fifth Avenue, 25th Floor               General Motors Corporation
New York, NY  10153

Christoph J. Steffen*+                     Vice Chairman

Gurvirendra S. Talwar                      Executive Vice President
UIC Building
5 Shenton Way
Singapore 0106, Republic of Singapore
(Citizen of India)

Franklin A. Thomas*+                       President of the
320 East 43rd Street 10th Floor            Ford Foundation
New York, NY   10017

David S. Van Pelt                          Executive Vice President

Alan J. Weber                              Executive Vice President

Edgar S. Woolard, Jr.+                     Chairman and
1007 Market Street                         Chief  Executive Officer of
Wilmington. DE 19898                       E. I. DuPont de Nemours & Company

Masamoto Yashiro                           Executive Vice President
2-3-14 Higashi-Shinagawa
Shinagawa Ku
Tokyo 140, Japan
(Citizen of Japan)


+    Indicates individual is a Director of Citicorp

*    Indicates individual is a Director of Citibank, N.A.



                               Page 16 of 16 Pages

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